Exhibit 99.1

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WAIVER CUM AMENDMENT AGREEMENT DATED SEPTEMBER 25, 2025

TO

THE DEBENTURE SUBSCRIPTION AGREEMENT

DATED NOVEMBER 1, 2021

BY AND AMONG

SIFY INFINIT SPACES LIMITED

AND

SIFY TECHNOLOGIES LIMITED

AND

KOTAK SPECIAL SITUATIONS FUND

TABLE OF CONTENTS

1.	DEFINITIONS & INTERPRETATIONS	3
2.	AMENDMENT TO THE DSA	4
3.	WAIVERS	5
4.	CONSENT	6
5.	TERM AND TERMINATION	7
6.	REPRESENTATION AND WARRANTIES OF THE PARTIES	7
7.	GENERAL PROVISIONS	8

WAIVER CUM AMENDMENT AGREEMENT

This WAIVER CUM AMENDMENT AGREEMENT to the DSA (as defined below) is executed on September 25, 2025 ("Execution Date" and such agreement, the “WCA”) at Chennai, India:

BY AND AMONG

1.

SIFY INFINIT SPACES LIMITED, a company incorporated under the Companies Act, 2013 and having its registered office at 2nd Floor, TIDEL Park No. 4, Rajiv Gandhi Salai, Taramani, Chennai – 600 113, Tamil Nadu, India (hereinafter referred to as the “Company” which expression shall, unless it be repugnant to the context or meaning thereof, mean and include its successors and permitted assigns) of the FIRST PART;

AND

2.

SIFY TECHNOLOGIES LIMITED, a company incorporated under the Companies Act, 1956 and having its registered office at TIDEL Park, 2nd Floor No. 4, Canal Bank Road, Taramani, Chennai – 600 113, Tamil Nadu, India (hereinafter referred to as the “HoldCo” which expression shall, unless it be repugnant to the context or meaning thereof, mean and include its successors and permitted assigns) of the SECOND PART;

AND

3.

KOTAK SPECIAL SITUATIONS FUND, a trust duly registered under the Applicable Laws of India, acting through its trustee, Vistra ITCL (India) Limited, registered with the Securities and Exchange Board of India as a Category II Alternative Investment Fund, represented through Kotak Investment Advisors Limited, a company duly incorporated under the Companies Act, 1956 and having its registered office at 27 BKC, 7th Floor, Plot No. C-27, G Block, Bandra Kurla Complex, Bandra East, Mumbai – 400051, Maharashtra, India (hereinafter referred to as the “Investor” which expression shall, unless it be repugnant to the context or meaning thereof, mean and include its successors and permitted assigns) of the THIRD PART;

Each of the Company, the HoldCo and the Investor are hereinafter collectively referred to as “Parties” and individually as “Party”.

WHEREAS:

(A)

The Parties have entered into a debenture subscription agreement dated November 1, 2021 (the “DSA”), which (i) records the terms and conditions agreed between the Parties for the subscription of Series 1 CCDs, Series 2 CCDs and Additional CCDs by the Investor; and (ii) governs the rights and obligations of the Investor vis-à-vis the Company and the HoldCo in relation to the management, governance and functioning of the Company and other matters incidental thereto.

(B)

The Parties acknowledge that the Company is proposing, subject to necessary approvals and market conditions, to undertake an initial public offering of its equity shares of face value of ₹10 each (“Equity Shares”) in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended, (“SEBI ICDR Regulations”), the Companies Act, 2013, as amended, and rules made thereunder and other applicable laws. The initial public offering will comprise a fresh issue of Equity Shares by the Company (“Fresh Issue”) and an offer for sale by certain existing shareholders of the Company (“Selling Shareholders”, and such offer for sale, the “Offer for Sale”). The Fresh Issue along with the Offer for Sale shall collectively be referred to as the “IPO”. Pursuant to the IPO (as defined below) and subject to receipt of relevant regulatory approvals, the Equity Shares are proposed to be listed on the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”, and together with BSE, the “Stock Exchanges”). The Company may, in consultation with the book running lead managers, consider an issue of specified securities (the “Pre-IPO Placement”), as may be permitted under SEBI ICDR Regulations and Applicable Laws, at its discretion, prior to filing of the red herring prospectus (“RHP”) by the Company with the Registrar of Companies, Tamil Nadu at Chennai (the “RoC”) in connection with the IPO . If the Pre-IPO Placement is completed, the amount raised pursuant to the Pre-IPO Placement will be reduced from the Fresh Issue, subject to compliance with Rule 19(2)(b) of the Securities Contracts (Regulation) Rules, 1957. The Pre-IPO Placement, if undertaken, shall not exceed 20% of the size of the Fresh Issue.

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(C)

In order to facilitate the Offer and basis request received from Company, as required under Applicable Laws, the Parties are required to: (i) amend certain provisions of the DSA; (ii) waive, terminate and/or suspend certain rights, obligations and restrictions under the DSA; and (iii) provide their respective consent to certain actions to be undertaken in relation to the Offer, to the extent applicable to such Party, under the DSA, each in the manner set out in this WCA.

(D)	The board of directors (“Board”) of the Company has approved the IPO, by way of their resolution dated September 25, 2025.

(E)

Each of the Selling Shareholders, severally and not jointly, have consented to participate in the IPO by way of the Offer for Sale of their respective portion of Offered Shares as determined by such Selling Shareholder, in accordance with its respective consent letters and authorizations.

(F)	For the sake of clarity, the Parties agree that the IPO falls within the meaning of a ‘Qualified IPO’ in terms of the DSA, as amended by this WCA.

NOW THEREFORE, in consideration of the foregoing, and the premises, mutual covenants, promises, agreements and provisions set forth hereinafter and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions & Interpretations

1.1	Unless the context otherwise requires, capitalized terms used in any part of this WCA, to the extent not defined herein, shall have the same meanings as ascribed to such terms in the DSA.

1.2

In furtherance of the Qualified IPO (as defined hereinafter), and as required under applicable Law, the Parties have now decided to waive and amend certain terms of the DSA and provide their respective consent to certain actions in terms of the provisions mentioned hereunder in order to enable the Consummation of the Qualified IPO.

1.3

The Parties also understand and agree that, except to the extent as amended or modified pursuant to this WCA, all rights and obligations of the Parties under the DSA shall remain as currently provided for under the DSA. This WCA shall be read in conjunction with the DSA. In the event of any conflict, ambiguity or discrepancy between the provisions of this WCA and the DSA, the provisions of this WCA shall prevail.

1.4

This WCA, together with the DSA, constitutes the entire agreement between the Parties with respect to the subject matter thereof and shall remain valid, operative, binding, subsisting, enforceable and in full force and effect. Further, it has been agreed upon amongst the Parties that effective from the Consummation of the Qualified IPO (as defined hereinafter), the DSA shall terminate with full effect, if not terminated earlier, and the rights that are otherwise available to them under the DSA shall stand terminated without any further act or deed required by or from any Party.

1.5	For the purposes of this Agreement and any actions and transactions contemplated hereunder, the following words and expressions shall bear the meanings ascribed to them below:

1.5.1	“BRLMs” shall mean the lead managers appointed by the Company in connection with the Offer.

1.5.2	“Waiver cum Amendment Agreement” or “WCA” shall have the meaning ascribed to it in the preamble of this WCA.

1.5.3	“Consummation of the Qualified IPO” means the date on which Equity Shares of the Company commence trading on a Recognised Stock Exchange pursuant to the Qualified IPO.

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1.5.4

“DRHP” shall mean the draft red herring prospectus to be issued by the Company in accordance with the SEBI ICDR Regulations, which does not contain complete particulars of the price at which the Equity Shares will be allotted and the size of the IPO, including any addenda or corrigenda thereto.

1.5.5	“RoC” shall mean the Registrar of Companies, Tamil Nadu at Chennai.

1.5.6	“SEBI ICDR Regulations” shall have the meaning ascribed to it in Recital B of this WCA.

1.6

This Waiver cum Amendment Agreement shall become effective and binding on the Parties on and from the date of filing of the draft red herring prospectus (the “DRHP”) in relation to the Offer with the Securities and Exchange Board of India (the “SEBI”), until such time as this WCA is terminated in accordance with the provisions of Clause 5 hereof.

2.	AMENDMENT TO THE DSA

2.1	The definition of “Recognised Stock Exchange” in Clause 1.1 (64) of the DSA shall be substituted as follows:

“Recognised Stock Exchange” means the National Stock Exchange of India Limited and the BSE Limited.

2.2	Clause 12.12.6 of the DSA shall be substituted with the following clause:

“Subject to compliance with Applicable Laws and the policy adopted by the Company in terms of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company shall not declare interim and final dividend without the prior written consent of the Investor.”

2.3	The following proviso shall be inserted after Clause 17.3 of the DSA:

“Provided that, notwithstanding anything to the contrary that may be contained herein, the IPO Committee shall not be entitled to discuss and/or approve any pricing or allocation related decisions in relation to the Qualified IPO. All pricing or allocation related decisions to be approved by the Board”

2.4	Clause 17.5 (Qualified IPO) of the DSA shall be substituted with the following clause:

“Qualified IPO means the listing of equity shares of the Company on a Recognised Stock Exchange pursuant to an initial public offering which is undertaken at such price and underwritten in a manner as prescribed under applicable Laws. In the event the exit to the Investor is by way of a Qualified IPO, then the following clauses shall apply:”

2.5	Clause 17.5.1(i) (Conduct of Qualified IPO) of the DSA shall be substituted with the following clause:

“The Parties agree and acknowledge that all other material terms of the Qualified IPO (including in relation to kinds of Securities proposed to be issued/offered, the portion of fresh issuance or portion of secondary sale under the Qualified IPO, size of the Qualified IPO and terms of the prospectus) shall be discussed and approved by the Board/IPO Committee except for any pricing or allocation related decisions which shall be approved by the Board, in consultation with the Investment Banker(s).”

2.6	Clause 17.5.1(ii) of the DSA shall stand deleted.

2.7	Clause 17.5.1(iv) of the DSA shall stand deleted.

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2.8	Clause 17.5.1(vii) (Conduct of Qualified IPO) of the DSA shall be substituted with the following clause:

“Subject to applicable Laws (including in respect of any fees required to be borne in relation to an Offer for Sale), all fees and expenses required to be paid in relation to the Qualified IPO shall be borne and paid in accordance with the terms of the offer agreement entered into amongst the Company, the investors participating in the Qualified IPO and the BRLMs appointed solely in relation to the Qualified IPO.”

2.9	Clause 18.1.3 of the DSA shall be substituted with the following clause:

“Upon conversion of all the Investor CCDs as may be required under Applicable Law including upon consummation of the Qualified IPO pursuant to listing of the securities of the Company, except (subject to Applicable Laws) the right to appoint an Investor Observer and information rights as contemplated in Clauses 12.11 and 12.4 in case of termination under Clause 18.1.3, 18.1.4 and 18.1.5, provided that such rights shall fall away upon the earlier of (i) the Investor ceasing to hold any Investor CCDs and/or equity shares of the Company; or (ii) upon commencement of listing and trading of Equity Shares of the Company on a Recognised Stock Exchange. ”

2.10	Clause 36 (Survival) of the DSA shall be substituted with the following clause:

“The following Clauses shall survive the termination of this DSA:

(i)	Clause 1 (Definitions and Interpretation);
(ii)	Clause 18 (Termination);
(iii)	Clause 19 (Confidentiality);
(iv)	Clause 21 (Governing Law);
(v)	Clause 22 (Dispute Resolution);
(vi)	Clause 24 (Notices);
(vii)	Clause 25 (Costs and expenses);
(viii)	Clause 36 (Survival).”

2.11	Clause 6.1 of Schedule IV of the DSA shall be substituted with the following clause:

“The Investor CCD shall be fully, mandatorily, compulsorily and automatically converted into equity shares upon the earlier of (i) October 1, 2031 without any act or application by the Investor (“Conversion Long Stop Date”); or (ii) prior to the filing by the Company of an updated draft red herring prospectus with the Securities and Exchange Board of India in relation to an initial public offering of the equity shares of the Company, and the Company shall file the updated draft red herring prospectus within 10 business days of such conversion, or any other date as may be mutually agreed upon by the Parties, failing which all rights available prior to such conversion shall be reinstated; or (iii) at any time as required by the Investor prior to the Conversion Long Stop Date.”

2.12	Clause 6.2 of Schedule IV of the DSA shall be substituted with the following clause:

“Immediately upon the occurrence of any of the events mentioned in the paragraph 6.1, the Company shall convert the KSSF Investor CCDs into equity shares (“KSSF Investor CCD Conversion Date”) and the Investor shall, in addition to the existing Coupon, be entitled to an additional coupon amounting to 4% (four per cent) of the face value of the KSSF Investor CCDs, payable within 90 (ninety) days of the KSSF CCD Conversion Date or as may be extended by the Investor. ”

2.13	A new Clause 6.5 shall be included in Schedule IV of the DSA as:

“In case KSSF Investor CCDs are not converted into equity shares by the IPO Long Stop Date, then the Investor shall, in addition to the existing Coupon, be entitled to a contingent coupon amounting to up to 4% (four per cent) of the face value of the KSSF Investor CCDs, as mutually agreed between the parties, payable within 90 (ninety) days of the IPO Long Stop Date. This coupon will lapse on KSSF Investor CCD Conversion Date prior to IPO Long Stop Date.”

3.	WAIVERS

3.1

From the date of the WCA, until the termination of this WCA, each Party (to the extent that such Party is entitled to rights under the relevant clause) agrees to waive its rights under the following provisions of the DSA and the corresponding provisions of the Articles of Association:

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(i)	Clause 17.6 (Alternate Listing) of the DSA, solely in relation to the IPO, provided that the Company shall not initiate any measures for an Alternate Listing without the Investor’s approval;

(ii)

Clause 13 (Pre-Emptive Rights for Issue of New Securities) of the DSA, solely in relation to the Fresh Issue under the IPO and in relation to the Pre-IPO Placement provided that prior intimation of the details of Pre-IPO Placement (if any) shall be provided by the Company to the Investor.

3.2

From the date of filing of the RHP in connection with the Offer, until the termination of this WCA, each Party (to the extent that such Party is entitled to rights under the relevant clause) agrees to waive its rights under the following provisions of the DSA and the corresponding provisions of the Articles of Association:

(i)	Clause 12.3 (Annual business plan);

(ii)	Clause 12.4 (Information Covenants);

(iii)	Clause 12.8 (Right to Inspection);

(iv)	Clause 12.11 (Observer on the Company).

4.	CONSENT

4.1

In relation to Clause 12.12.1, the Investor accords its consent to raising of capital by the Company through initial public offering of its Equity Shares, comprising of a fresh issue of Equity Shares aggregating up to ₹ 25,000.00 million (including a Pre-IPO Placement, if any, aggregating up to ₹ 5,000.00 million) and an offer for sale of equity shares aggregating up to ₹ 12,000.00 million, subject to any changes as may be approved by the Investor in writing.

4.2	In relation to Clause 12.12.7, the Investor accords its consent to amendment of the Articles of Association of the Company, prior to the filing of the DRHP in relation to the IPO.

4.3

Prior to filing of the DRHP with the SEBI in relation to the IPO, the Company shall subject to approval to the Board and Shareholders’ resolutions, as required, in accordance with, amend the articles of association of the Company such that (i) it would be presented in two parts, of which the first part shall conform to requirements and directions provided by the Stock Exchanges and shall contain such other articles as are required by a public limited company under the Companies Act (hereinafter referred to as “Part A” of the Articles of Association) and the second part shall comprise rights of the Investors as contained in the DSA, as amended by this WCA (hereinafter referred to as “Part B” of the Articles of Association) (collectively, “Restated Articles”). In the event of any inconsistency between Part A of the Restated Articles and Part B of the Restated Articles, the provisions of Part B of the Restated Articles shall, subject to applicable Law, prevail over Part A until the date of the Consummation of the Qualified IPO. However, upon Consummation of the Qualified IPO, Part B of the Restated Articles shall automatically stand deleted and shall not have any force and shall be deemed to be removed from the Restated Articles and the provisions of the Part A of the Restated Articles shall automatically come in effect and be in force, without any further corporate or other action by the Parties. In the event of failure of Consummation of Qualified IPO by the IPO Long Stop Date, the Articles will be reinstated as they reflect prior to execution of this WCA, in accordance with Clause 5 of this Agreement.

4.4

In relation to Clause 15.4.6 (ii), the Investor accords its consent to any change in the authorised, issued, paid-up, subscribed equity or preference capital structure of the Company or amendment thereof (including issuance of any Securities by the Company), or any re-organization or reclassification of the capital structure of the Company, solely in relation to issuance of shares in the IPO.

4.5

In relation to Clause 15.4.6 (iii), the Investor accords its consent that the Company may incur any new capital expenditure in any financial year, as may be required to carry out the objects of the IPO.

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4.6

Notwithstanding any of the confidentiality obligations imposed on each Party under Clause 19 (Confidentiality) of the DSA, each Party accords its consent to disclose the summary of the terms of the DSA, as amended, and this WCA, in the DRHP, RHP, prospectus, including any addenda or corrigenda thereto and all other documents in relation to the IPO, submission of copies of the DSA, this WCA, as required, along with the copy of the DRHP/ RHP / prospectus, as may be necessary, with the SEBI, RoC and the Stock Exchanges in relation to the IPO, and to make available copies of the DSA, and this WCA as material contracts and documents for inspection at the registered office of the Company, to the extent required under Applicable Law and/or as necessary for the purposes of the IPO, or as may be directed by any applicable regulatory authority, and uploading the DSA and this WCA on the repository portal of the stock exchanges/ SEBI as required pursuant to the SEBI circular dated December 5, 2024 and the subsequent requirements of the Stock Exchanges/ SEBI, as applicable.

5.	TERM AND TERMINATION

5.1

The Parties agree that this WCA shall stand automatically terminated and the waiver, consents and amendments thereof, as applicable, shall be automatically rescinded and revoked without any further act or deed required by any Party of the Parties and without any liabilities or obligations whatsoever, upon the earlier of the following dates (“IPO Long Stop Date”):

(i)	12 (twelve) months from the date of receipt of final observations from SEBI;

(ii)	Exit Long Stop Date;

(iii)	the date on which the Board decides not to undertake the IPO or decides to withdraw the IPO or any offer document filed with any regulator/ authorities in respect of the IPO;

(iv)	the date on which the offer agreement executed between the Company, the Investor, Kotak Data Centre Fund and the BRLMs, is terminated; or

(v)

this WCA being terminated by the mutual written agreement of all Parties, including if the listing of the Equity Shares pursuant to the IPO is not completed by then, subject to a withdrawal of the DRHP upon such termination.

5.2

The termination of this WCA shall be without prejudice to the accrued rights and obligation of the Parties hereunder prior to such termination and nothing herein shall relieve any Party from its obligations or from any liability under the DSA, save for any consents and/or waivers provided under Clauses 3 and 4 of this WCA.

5.3

With respect to any Party, this WCA shall stand automatically terminated upon such Party ceasing to hold any Shares in the Company, subject to the surviving rights and obligations of such Party which accrue on or prior to the date of such Party ceasing to be a shareholder.

5.4

In case of termination of this WCA in accordance with Clause 5.1, all amendments to the DSA and the Articles, under or pursuant to this WCA, and any other action taken pursuant to this WCA and all waivers and consents granted in connection with the WCA (in relation to the Qualified IPO), shall automatically cease to have effect, and the Parties shall act in accordance with Clause 5 to give effect to the aforesaid.

5.5

In case of termination of this WCA in accordance with Clause 5.1, the Parties agree that the provisions of the DSA (as existing prior to the execution of this WCA) shall (i) immediately and automatically stand reinstated with full force and effect, without any further action or deed required on the part of any Party; and (ii) be deemed to have been in force during the period between the date of execution of this WCA and the date of termination of this WCA, without any break or interruption whatsoever. The Parties hereby agree and acknowledge that the obligation of the Company under this Clause 5.5 shall survive the termination of this WCA only in case of failure of Consummation of the Qualified IPO by the IPO Long Stop Date.

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6.	REPRESENTATION AND WARRANTIES OF THE PARTIES

6.1	Each Party represents, severally and not jointly, and with respect to itself, that:

(i)	it has the power and authority and is competent to enter into and perform its obligations under this WCA or other documents incidental hereto.

(ii)	this WCA constitutes a legal, valid and binding obligation, enforceable against it in accordance with the terms of the WCA;

(iii)	the execution, delivery and performance of this WCA by it will not violate any provision of its organizational or governance documents.

7.	GENERAL PROVISIONS

7.1

The provisions of Clause 1 (Definitions and Interpretations), Clause 10 (Representations and Warranties), Clause 19 (Confidentiality), Clause 21 (Governing Law), Clause 22 (Dispute Resolution), Clause 23 (Further Assurances), Clause 24 (Notices), Clause 33 (Partial Invalidity) and Clause 36 (Survival) of the DSA, to the extent not amended by this WCA, shall apply mutatis mutandis to this WCA.

7.2	No changes or additions to, or modifications of, this WCA shall be valid unless made in writing and signed by all the Parties hereto.

7.3

The Parties agree that the Qualified IPO, and any actions taken in relation to the Qualified IPO, to the extent undertaken in accordance with the provisions of the DSA (including by way of this WCA), shall not be deemed to constitute a breach of any other provisions of the DSA, or of the corresponding provisions of the Articles of Association, as applicable, unless the context otherwise requires.

7.4

This WCA shall be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which will constitute one and the same instrument. The delivery of signed counterparts by facsimile transmission or electronic mail in “portable document format (.pdf)” shall be as effective as signing and delivering the counterparts in person. In the event any of the Parties delivers a .pdf format signature page of a signature page to this WCA, such Party shall deliver an originally executed signature page at any time thereafter upon request; provided, however, that the failure to deliver any such originally executed signature page shall not affect the validity of the signature page delivered by in .pdf format.

IN WITNESS WHEREOF, the Parties hereto, acting through their duly authorized representatives, have caused this WCA to be signed in their respective names, as of the date first written above.

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IN WITNESS WHEREOF, the Parties have caused this Waiver Cum Amendment Agreement to be executed in counterparts by their respective duly authorized representatives as of the Execution Date.

For and on behalf of SIFY INFINIT SPACES LIMITED

/s/ Ganesh Sankararaman	25/September/2025
(Authorized Signatory)

Name: Ganesh Sankararaman
Designation: Chief Financial Officer

IN WITNESS WHEREOF, the Parties have caused this Waiver Cum Amendment Agreement to be executed in counterparts by their respective duly authorized representatives as of the Execution Date.

For and on behalf of SIFY TECHNOLOGIES LIMITED

/s/ V. Ramanujan	25-Sept-2025
(Authorized Signatory)

Name: V. RAMANUJAN

Designation: Chief Financial Officer

IN WITNESS WHEREOF, the Parties have caused this Waiver Cum Amendment Agreement to be executed in counterparts by their respective duly authorized representatives as of the Execution Date.

For and on behalf of KOTAK SPECIAL SITUATIONS FUND

/s/ Rahul Shah /s/ Shital Gharge	<stamp>
(Authorized Signatory(ies))

Name: Rahul Shah, Shital Gharge
Designation: Partner, Senior Vice President